ANTHEM SECURITIES INCORPORATED
MEMBER SIPC, NASD

October 15, 2007

FACSIMILE
(202) 942-9627

Mr. H. Roger Schwall
United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Atlas Resources Public #17-2007 Program
SEC File No. 333-144070

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of the registrant we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement becomes effective at 12:00 p.m., Eastern time, on October 17, 2007, or as soon thereafter as practicable. Because there has been no distribution of preliminary prospectuses to prospective investors, there will be compliance with the 48 hour rule under Rule 15c2-8 of the Securities Exchange Act of 1934.

The registrant acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

Very truly yours,

ANTHEM SECURITIES, INC.

Justin Atkinson, President

cc: Ms. Carmen Moncada-Terry